CUSIP No. 949759104                                          Page 22 of 43 Pages


                                                                       EXHIBIT 8

                                 PL CAPITAL, LLC
                                2015 Spring Road
                                    Suite 290
                            Oak Brook, Illinois 60523
                               Tel: (630) 928-0231
                               Fax: (630) 928-0232


                              AN IMPORTANT MESSAGE
                 TO FELLOW STOCKHOLDERS OF WELLS FINANCIAL CORP.
                            FROM THE PL CAPITAL GROUP


April 3, 2001

Dear Fellow Wells Financial Stockholder:

The management of Wells Financial sent you and other shareholders a letter on April 2 which we believe contained a number of potentially misleading statements and conclusions about the PL Capital Group and our efforts to increase the value of Wells Financial stock.

Wells Financial's Version
Management's April 2 letter acknowledges that in 2000 Wells received, and rejected, two separate offers to acquire Wells. Management claims that at least one of the offers was a "contingent offer, without proof of financial ability" and that the Wells Financial Board of Directors "acted responsibly" in rejecting both offers based upon "an independent valuation" which "confirmed" that the offers "were not in the best interest of shareholders."

PL Capital's Response; What Wells Management Didn't Tell You To PL Capital's knowledge:
o Wells' management refused repeated requests to provide either potential acquirer with a confidentiality agreement, a standard procedure in such circumstances and a precursor to allowing additional due diligence by a potential acquirer;
o Wells refused to supply either party with the purported "valuation" or any other information that supported Wells' assertion that the offers were "inadequate";
o Wells refused to supply either party with any other information which might have induced one or both of the potential acquirers to increase their offers;
o    Wells took months to fully respond to the acquisition inquiries;
o Wells never informed their shareholders of the existence of the potential acquisition inquiries, until we commenced our proxy contest; and
o Wells did not engage an investment banker or advisor to negotiate with either party, or seek better offers from others, they simply engaged a firm to prepare a valuation.


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CUSIP No. 949759104                                          Page 23 of 43 Pages


In our view, if this purported valuation is so reliable that Wells Board used it as a basis to reject two potential acquirers, without allowing either party to negotiate or perform any due diligence, we suggest that Wells:

     (1)  Disclose the value contained in the valuation, and

     (2) Engage the firm that prepared the valuation to validate their opinion by finding an actual acquirer willing to pay this purportedly higher value in an actual transaction.

As one of Wells' largest shareholder groups, we hope, for the sake of ourselves and all shareholders, that the value Wells apparently places upon itself is obtainable. However, unless Wells is willing and able to do a self-tender, or sell the company, at the per-share values apparently suggested by the "valuation," the "valuation" is merely an academic exercise and does nothing for Wells shareholders, in our opinion.

We are also concerned that in September 2000, the Board of Directors of Wells, subsequent to an expression of interest to acquire Wells, granted to three of its fellow Directors options to acquire 32,805 shares, in the aggregate, at a price of $12.88 per share, a substantial discount to the value contained in the expression of interest.

Wells Financial's Version
-------------------------
Management's April 2 letter also portrays the PL Capital Group as seeking a "quick profit" and that our actions would result in a "fire sale."

PL Capital Group's Response
---------------------------
If we were so interested in a "quick profit," why haven't we sold our stock in the marketplace at a profit and moved on? Why didn't we sell our stock back to the Company in their recent 100,000 share buyback? We were approached numerous times in 2000 and 2001 to sell our stock, at a significant profit to our cost basis. Why are we expending significant amounts of money, time and effort to pursue this proxy contest if all we want is a "quick profit"?

We are pursuing this proxy contest because we believe that Wells Financial's Board does not understand Wells Financial's long term prospects as an independent company or what the majority of their shareholders want. We also want all of the shareholders of Wells to have an opportunity to maximize their shareholder value. We also believed that no other shareholders, other than us, were going to spend the time and money to pursue a proxy contest.

Wells also stated in their letter that our shareholder proposal would effectively lead them into a "fire sale." We do not want, nor are we suggesting, that there be a "fire sale." It is up to Wells to handle the marketing process, not PL Capital. Wells' management should be capable of controlling whether it becomes a fire sale. Their "fire sale" argument is a red herring to avoid a sale of the Company, in our opinion.


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CUSIP No. 949759104                                          Page 24 of 43 Pages


We need your vote on the WHITE proxy card. If you would like to support us we request that you vote the enclosed WHITE proxy card FOR our candidate for the Board, Mr. Gary Pihlstrom, and FOR our stockholder proposal.

Time is short - please vote FOR today! - If you have already voted on management's card or have not voted yet please follow these instructions:

Registered holders - If you hold your shares in registered name, you can mail back a later dated proxy card or you can attend the meeting and vote in person.

Street name holders - If you hold your shares at a bank or broker, return the proxy card mailed to you in the envelope provided or contact your representative and instruct them to vote on your behalf. If you plan to attend the meeting and vote in person, you must notify your broker and request a "legal proxy."

If you have any questions or need further assistance please contact our proxy solicitor MalCon Advisors, Inc., 130 William Street, New York, NY 10038; (800) 475-9320; or PL Capital (Richard Lashley (973) 360-1666, or John Palmer (630) 928-0231).

Thank you for your consideration.

On behalf of The PL Capital Group,



John Palmer                                 Richard Lashley
Principal                                   Principal


We encourage you to read our proxy statement because it contains important information. If you do not already have a proxy statement from us, you can get our proxy statement, and any other relevant documents, for free at the web site of the Securities and Exchange Commission (www.sec.gov). In addition, copies of our recent Schedule 13D filings are available on the SEC's website. Our most recent Schedule 13D filing contains a list of the participants in The PL Capital Group's proxy solicitation and a detailed description of our security holdings of Wells. You may also contact us directly to obtain free copies of our proxy statement.



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